                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/10/11: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2017/10/18: UMC will convene Q3 2017 Investor Conference

99.3	Announcement on 2017/10/25: UMC announced its operating results for the third quarter of 2017

99.4 Announcement on 2017/10/6: September Revenue

99.5	Announcement on 2017/10/6: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/08/01~2017/10/11
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$ 1,099,103,700;
Total transaction price: NT$ 1,099,103,700
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

UMC will convene Q3 2017 Investor Conference

1. Date of the investor conference: 2017/10/25
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q3 2017 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.3

UMC announced its operating results for the third quarter of 2017

1. Date of occurrence of the event: 2017/10/25
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
UMC Reports Third Quarter 2017 Results
28nm successfully enters production at Fab 12X
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2017.
Third quarter consolidated revenue was NT$37.70 billion, flat from NT$37.54 billion in 2Q17 and down 1.2% YoY from NT$38.16 billion in 3Q16. 3Q17 consolidated gross margin was 17.5%. Net income attributable to the stockholders of the parent was NT$3.47 billion, with earnings per ordinary share of NT$0.28.
Jason Wang, co-president of UMC, said, “In the third quarter of 2017, UMC’s foundry revenue was NT$37.61 billion. In 3Q17, we continued to sustain stable utilization rates across our 8” and 12” mature technologies, driven by strong chip demand in consumer and computing peripheral segments. Our 8” facilities remained nearly full while mature 12” fabs operated above 90% capacity, lifting overall wafer shipments to 1.75 million 8-inch equivalents. Our 12” fab in Xiamen, Fab 12X, also began shipping 28nm wafers, with yield rates and chip performance reaching the same quality as our Tainan Fab 12A.”
President Wang continued, “Looking into 4Q17, we expect the business environment to decline, due to typical year-end seasonal adjustment. In addition, we foresee 28nm HKMG demand to soften. As we develop and redefine new process technologies according to market demand, we expect to enhance UMC’s market share by penetrating into emerging applications including IoT, 5G wireless and industrial segments, which will spur new waves of growth opportunities. UMC’s recent selection as a DJSI global component for the 10th consecutive year also highlights our active involvement in environment protection and sustainable manufacturing practices, demonstrating our commitment to setting higher corporate social responsibility standards.”
Fourth Quarter of 2017 Outlook & Guidance:
Wafer Shipments: To decrease 3-4%
ASP in USD: To decline by approximately 1%
Profitability: Gross profit margin will be in the mid-teens % range
Foundry Segment Capacity Utilization: High 80% range
2017 CAPEX for Foundry Segment: US$1.7 billion
6. Countermeasures: N/A
7. Any other matters that need to be specified: N/A

Exhibit 99.4

United Microelectronics Corporation
October 6, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
September	Net sales	11,865,021	12,735,087	(870,066)	(6.83%)
Year-to-Date	Net sales	112,654,032	109,564,185	3,089,847	2.82%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,993,000	3,975,840	21,226,470
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of September 30, 2017 was US$60 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,519,115
UMC (Note2)	9,377,500	9,337,200	95,519,115
UMC (Note3)	19,845	19,917	95,519,115
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,231,500	0
Fair Value	(20,216)	0
Net Profit from Fair Value	40,096	0
Written-off Trading Contracts	48,294,879	0
Realized profit (loss)	332,574	0

Exhibit 99.5

United Microelectronics Corporation
For the month of September, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2017	Number of shares as of September 30, 2017	Changes

Associate Vice President	Ji-Fu Kung	480,741	741	(480,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2017	Number of shares as of September 30, 2017	Changes

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